

October 18, 2011

Via E-mail
Tanir Horn
Chief Financial Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh Pina, 12000
Israel

> **Re:** **On Track Innovations Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-49877**

Dear Ms. Horn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 35

Sources of Revenue, page 36

1. We note that your revenues for the year ended December 31, 2010 increased significantly from corresponding revenues in the prior fiscal year. In light of the significant increase in revenues, please provide us with a sufficiently detailed explanation that quantifies and describes the underlying nature of each material factor that caused the significant changes in revenue between the periods. For example, please quantify price changes, volume changes, and changes due to product mix. Please tell us how you considered the disclosure requirements of Item 5.A of Form 20-F.

Item 19. Exhibits, page 85

2.   Given your disclosure pursuant to Item 10.C on page 68, please file as exhibits the agreements referenced under the heading "SMARTRAC Transactions" and the November 2009 agreement mentioned at the bottom of page 68.

3.   Please file a complete version of Exhibit 4.10. We note that such exhibit currently contains numerous blank spaces and omits multiple appendices. Please also reconcile the reference to consideration of more than $30 million with the amount in Exhibit 4.10. Also tell us, with a view toward disclosure in future filings, the identities of the governments to which you refer on pages 68-69.

Item 18. Financial Statements

Note 2. Significant Accounting Policies

Financial Statements in U.S. Dollars, page F-12

4.   With respect to your accounting for foreign currency transactions, in future filings please explain your accounting policies instead of just referring to the applicable U.S. GAAP followed. We note your reference to prevailing exchange rates at the date of the transactions. Please explain how you considered ASC 830-20-35-1 and 35-2 which require a company to adjust at each balance sheet date the recorded balances that are denominated in a currency other than the functional currency to reflect the current exchange rate.

Revenue Recognition, page F-15

5.   Please tell us the amount of contract revenues recognized under the percentage of completion method in the periods presented. We note your reference to using the input or output criteria. Please tell us in more detail the methods used to measure the extent of progress towards completion and how you determine which method to use. Discuss how you considered the disclosures required by ASC 605-35-50.

6.   Please provide us with the following information:

   - A description of the nature of your multiple-deliverable arrangements;
   - The significant deliverables within the arrangements;
   - The general timing of delivery or performance of service for the deliverables within the arrangements;
   - Performance-, cancellation-, termination-, and refund-type provisions;
   - A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables;

- Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable;
- The general timing of revenue recognition for significant units of accounting;
- Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.
- Your consideration of the disclosure requirements of ASC 605-25-50-2.

7.   We note the disclosure on page 68 regarding your BOT contract for an eID related product. Please tell us the significant terms of the agreement and explain why you refer to this agreement as a BOT model contract. Discuss how you are recording revenues and costs under the agreement. Please also explain the changes made to the joint venture in November 2010 and how those changes impacted your accounting under the agreement and joint venture.

8.   We note your disclosure on page 69 regarding your contract for a turnkey National eID project. Please tell us the significant terms of the agreement and discuss how you are recording revenues and costs under the agreement.

Research and Development Costs, page F-16

9.   Please tell us the significant terms of your government grants and how you are accounting for the grants, including any obligations to repay the amounts, and why. Cite the accounting literature you relied upon.

Note 13. Discontinued Operations, page F-37

10.   On page 68 you disclose that as part of the transactions with SMARTRAC Singapore Trading PTE the company entered into a supply agreement and settled all patent litigation. Please respond to the following:

- Please summarize the significant terms of the agreements with SMARTRAC Singapore Trading PTE.
- Please tell us how you determined the loss from the sale of assets under the asset purchase agreement.
- Please tell us how you considered the litigation settlement in the accounting for the transactions and why.
- We note that you sold certain assets and production intellectual property relating to inlay production. Please tell us how you determined that the assets sold represent a component of the entity under ASC 205-20-45-1.

- Please tell us how you evaluated the supply agreement under ASC 205-20-45-1 in determining that you should present the sale as discontinued operations. Discuss your consideration of ASC 205-20-55-3 through 55-26.
- Please tell us how you evaluated the disclosure requirements of ASC 205-20-50-4, related to continuing cash flows, and ASC 205-20-50-6, related to continuing involvement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant